SERVICES AGREEMENT

THIS AGREEMENT is made effective as of April 19, 2012

BETWEEN:

NOVAGOLD RESOURCES INC., a Nova Scotia company having an office at
Suite 2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(“NovaGold”)

AND:

NOVACOPPER INC., a British Columbia company having an office at Suite
2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(“NovaCopper”)

WHEREAS

A.	NovaGold is a precious metals company focused on the exploration and development of mineral properties in North and South America.

B.	NovaCopper, which owns the Ambler project located in Alaska, is currently a wholly-owned subsidiary of NovaGold.

C.

At a special meeting held March 28, 2012, the securityholders of NovaGold passed a resolution authorizing an arrangement, pursuant to which, on the effective date (the “Effective Date”) NovaCopper will be spun-out and will no longer be a wholly-owned subsidiary of NovaGold (the “Spin-Out”).

D.	NovaGold and NovaCopper have agreed to enter into this Agreement with respect to certain shared services following the Spin-Out on the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the mutual covenants and agreements set forth herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the Parties), the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Certain Defined Terms. Capitalized terms used in this Agreement have the meanings set forth below (such terms to be equally applicable to the singular and plural forms thereof):

“Affiliate” means a Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Party specified.

“Agreement” means this services agreement and any and all Appendices to this Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

“Confidential Information” has the meaning set forth in Section 4.1of this Agreement.

“Initial Termination Date” has the meaning set forth in Section 2.1 of this Agreement.

“Losses” means any and all costs, claims, charges, expenses, losses, damages, fees (including any legal, professional or advisory fees or disbursements), liabilities, amounts paid to settle or dispose of any claim or satisfy any judgement, fines, penalties or liabilities, including any arising by operation of statute.

“NovaCopper Indemnified Parties” means NovaCopper, its Affiliates and their respective directors, officers, employees and agents including, without limitation, Personnel.

“NovaCopper Services” has the meaning set forth in Section 2.2 of this Agreement.

“NovaGold Indemnified Parties” means NovaGold, its Affiliates and their respective directors, officers, employees and agents including, without limitation, Personnel.

“NovaGold Services” has the meaning set forth in Section 2.2 of this Agreement.

“Party” means NovaGold or NovaCopper individually.

“Parties” means NovaGold and NovaCopper collectively.

“Person” means a natural person, any general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative, association or any foreign business organization.

“Personnel” means employees of a Party or its Affiliates.

“Services” means the NovaGold Services or the NovaCopper Services, as applicable.

“Term” has the meaning set forth in Section 2.1 of this Agreement.

“$” shall mean Canadian dollars.

1.2

Rules of Construction. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to Articles, Sections and Appendices, unless the context requires a different construction, shall be deemed to be references to the Articles and Sections of this Agreement and the Appendices attached hereto and made a part hereof. In this Agreement, unless a clear contrary intention appears, the word “including” (and with correlative meaning “include”) means including, without limiting the generality of any description preceding such term. Words, terms and phrases used, but not specifically defined, in this Agreement shall have the meanings commonly ascribed to such words, terms or phrases. The headings of the various Articles and Sections of this Agreement are for convenience only and shall not affect the meaning of the terms and conditions of this Agreement. No provision of this Agreement shall be interpreted or construed against any Party solely because that Party or its legal representative drafted such provision.

ARTICLE 2
TERM AND SERVICES

2.1	Term and Termination.

	(a)	The term of this Agreement shall commence on the date hereof and shall continue until the first anniversary of the date hereof (the “Initial Termination Date”).

(b)

Either Party may extend the term of this Agreement on a monthly basis for up to one year after the Initial Termination Date by providing the other Party at least 30 days written notice prior to each extension.

	(c)	NovaCopper may terminate this Agreement at any time sixth months after the date of this Agreement by providing NovaGold at least 30 days written notice.

	(d)	Either Party may terminate this Agreement at anytime in the event that the other Party or its Personnel violate the confidentiality and non-use obligations set out under Article 4.

	(e)	Either Party may terminate this Agreement if the other Party takes any step in connection with its dissolution, liquidation, winding up, or bankruptcy.

(f)

Any such termination shall not affect any rights of any Party which have accrued prior to the date of termination, nor relieve a Party from any of its obligations or liabilities which have arisen hereunder prior to the date of termination, nor will it affect any obligations and rights contained in any of the provisions of this Agreement which survive termination of this Agreement pursuant to Section 2.1.

2.2	Services.

(a)

During the term of this Agreement and subject to the terms and conditions of this Agreement, NovaGold shall provide to NovaCopper and its Affiliates the services set out below (“NovaGold Services”) as and when requested by NovaCopper. The NovaGold Services to be provided by NovaGold to NovaCopper hereunder include:

(i)

general corporate management for various corporate affairs including, without limitation, providing Personnel for executive office or senior management positions, corporate secretarial support, financing activities and contract negotiations;

(ii)	reception, secretarial, office management and communication services;

(iii)	day-to-day cash management, bookkeeping and ongoing record keeping services

(iv)	human resource-related services for NovaCopper employees, including hiring and terminating employees, preparing employee handbooks and policies, administering employee benefits programs and payroll;

(v)	information technology support services in regards to the network administration, software and hardware support and day to day IT support;

(vi)

support services in relation to communications with shareholders and other stakeholders of NovaCopper, including annual and quarterly reports, website maintenance, shareholder mailings and meetings, if required;

(vii)	community outreach;

(viii)	assistance with fostering NovaCopper’s relationship with NANA Regional Corporation, Inc. and the native groups with an interest in the lands surrounding the Ambler Project;

(ix)	attending to filings and reporting as may be required in the normal course of business with applicable governmental and regulatory authorities on behalf of NovaCopper;

(x)	maintaining records in relation to the mineral properties of NovaCopper, including filing of assessment work;

(xi)

communicating with NovaCopper’s professional advisors, including, without limitation, its solicitors, auditors, fiscal agents and independent consultants, with respect to general corporate matters regarding NovaCopper;

(xii)	support services in relation to managing resource estimates, engineering studies, project management and environmental permitting;

(xiii)	preparation of the exploration programs and budgets, and contracting of third parties to provide services for the mineral exploration programs; and

(xiv)	such other services reasonably requested by NovaCopper related to the proposed business of NovaCopper.

(b)	NovaGold may, at its option, provide the NovaGold Services directly or through one or more of its Affiliates.

(c)

During the term of this Agreement and subject to the terms and conditions of this Agreement, NovaCopper shall provide to NovaGold and its Affiliates the services set out below (“NovaCopper Services”) as and when requested by NovaGold. The NovaCopper Services to be provided by NovaCopper to NovaGold hereunder include:

(i)	providing Personnel;

(ii)	communicating with NovaGold’s professional advisors, including, without limitation, its solicitors, auditors, fiscal agents and independent consultants, with respect to matters regarding NovaGold; and

(iii)	such other services reasonably requested by NovaGold related to the business of NovaGold.

(d)	NovaCopper may, at its option, provide the NovaCopper Services directly or through one or more of its Affiliates.

2.3

Office Facilities. NovaGold shall provide NovaCopper and its Affiliates office space at Suite 2300, 200 Granville Street, Vancouver, B.C., V6C 1S4 at which NovaGold will provide NovaCopper the use of general office equipment and supplies, and IT hardware, software and related systems as may be required by NovaCopper.

2.4

Initial Setup Services. NovaGold Services in relation to the initial setup of NovaCopper by NovaGold’s personnel will be reimbursed with a one-time setup fee of $50,000. These services include setting up of the IT network infrastructure including email and storage servers, NovaCopper’s website and development of marketing materials, hiring of employees, and general corporate policies and procedures as required for NovaCopper.

2.5	Agreements with Respect to the Services.

(a)

Notwithstanding any other provision of this Agreement, any one of the NovaGold Services and/or the office space to be provided by NovaGold to NovaCopper pursuant to Sections 2.2(a) and 2.3, respectively, may be reasonably curtailed by NovaGold acting reasonably upon providing reasonable notice in writing to NovaCopper.

(b)

Notwithstanding any other provision of this Agreement, any one of the NovaCopper Services to be provided by NovaCopper to NovaGold pursuant to Sections 2.2(c) may be reasonably curtailed by NovaCopper acting reasonably upon providing reasonable notice in writing to NovaGold.

(c)

NovaGold and NovaCopper shall cause their Personnel providing Services under this Agreement to be available for consultation with employees of the other Party and such other Persons as the other Party may require from time to time upon reasonable notice.

(d)

Personnel assigned by NovaGold from time to time to perform NovaGold Services under this Agreement shall remain in the employ of, and under the control and direction of, NovaGold and shall be subject to the salary and benefits programs established by NovaGold and its Affiliates from time to time, and Personnel assigned by NovaCopper from time to time to perform NovaCopper Services under this Agreement shall remain in the employ of, and under the control and direction of, NovaCopper and shall be subject to the salary and benefits programs established by NovaCopper and its Affiliates from time to time

(e)

NovaCopper shall, in accordance with its compensation policies, grant stock options or other equity based compensation to Personnel assigned to NovaCopper by NovaGold from time to time in the course of providing Services hereunder. NovaCopper will only make such grants in consultation with NovaGold, and the individual allocation of such compensation amongst Personnel assigned to NovaCopper by NovaGold shall remain at the discretion of NovaGold.

(f)	The Services to be provided by NovaGold or NovaCopper hereunder shall be performed only by appropriately qualified and experienced Personnel.

(g)	NovaGold and NovaCopper shall perform the Services efficiently and competently with due care and shall comply with applicable laws in performing their respective obligations under this Agreement.

2.6	Relationship of NovaGold and NovaCopper.

(a)

Each Party acknowledges that the other Party will engage in other business activities for gain, profit or other pecuniary advantage, including, without limitation, the exploration, development and production of mineral projects and the provision of services to other public and private companies similar or identical to those to be rendered to hereunder, and that each Party and their respective directors, officers, employees and agents will therefore only be required to devote such time and effort to the provision of Services hereunder as are reasonably necessary to efficiently and competently perform and carry out such Services.

(b)

Each Party shall perform all Services on behalf of the other Party hereunder as an independent contractor, and neither the Party providing the Services nor any of its directors, officers, employees or agents will be considered for any reason to be partners, employees or servants of the other Party or, except to the extent expressly permitted hereunder, as agents of the other Party. To the extent necessary to permit a Party to perform the Services required hereunder, the other Party shall provide evidence of the authority of the Party providing the Services or its representatives to act as agent for the other Party hereunder.

(c)

NovaGold and NovaCopper acknowledge that from time to time certain directors, officers, employees or agents of one Party may also be directors or officers of the other Party and, as such, may perform services, other than those contemplated under this Agreement, directly for the other Party. With respect to the performance of such services directly for the other Party, such persons will be considered to be directors or agents of the other Party and such services will not form part of the Services to be provided hereunder.

(d)

Other than the obligations of confidentiality and non-use set out in Section 4.1, nothing in this Agreement shall in any way restrict the freedom of any Party to carry on any business or undertake any activity whatsoever, anywhere and for any purpose and notwithstanding that in so doing a Party may be in competition with another Party or its Affiliates. Subject to compliance with Section 2.5, no Party shall have any obligation to any other Party under this Agreement with respect to any opportunity to acquire or otherwise participate in any property or business.

ARTICLE 3
PAYMENT

3.1

Payment for NovaGold Services, Office Space and Related Costs. NovaCopper shall pay NovaGold for the NovaGold Services, office space and related costs provided by NovaGold an amount equal to the actual cost of such NovaGold Services, office space and related costs incurred by NovaGold plus a 10% mark-up on such amount.

3.2

Payment for NovaCopper Services and Related Costs. NovaGold shall pay NovaCopper for the NovaCopper Services and related costs an amount equal to the actual cost of such NovaCopper Services and related costs incurred by NovaCopper plus a 10% mark-up on such amount.

3.3

Taxes. The billing Party will add to the fees and charges payable by the other Party any applicable federal or provincial taxes in the nature of goods and services tax, provincial sales tax and harmonized sales tax.

3.4

Method of Payment. The billing Party shall, within 15 days of the end of each calendar month in which fees and charges are incurred, invoice the other Party for the amount payable in accordance with Sections 3.1, 3.2 and 3.2 , as applicable. All invoices shall be in Canadian dollars, and shall be due and payable 30 days following receipt.

3.5

Books and Records. NovaGold and NovaCopper shall keep books of account and such other records as appropriate to accurately record the Services provided and, with respect to NovaGold, the office space provided to NovaCopper, pursuant to this Agreement and all costs and expenses incurred by the billing Party in connection therewith. Such books of account and other records shall be open to inspection by the other Party.

ARTICLE 4
CONFIDENTIALITY

4.1

Confidentiality and Non-Use. Without the prior written consent of the Party to whom information pertains (the “Disclosing Party”), which consent shall not be unreasonably withheld or delayed, the Party with access to the Disclosing Party’s information (the “Receiving Party”) shall maintain in the strictest confidence and not use any information relating to the Disclosing Party, its Affiliates or their respective properties, business, operations or prospects provided to Personnel of the Receiving Party or otherwise communicated to, or obtained by, Personnel of the Receiving Party in the course of or in connection with the provision of the Services (“Confidential Information”), for any purpose other than as required for the provision of Services hereunder, except Confidential Information that (w) has been generally disclosed to the public by the Disclosing Party; (x) was known to the Receiving Party prior to entering into this Agreement if the Receiving Party was not subject to any contractual, fiduciary or other legal confidentiality obligation in respect of such information; (y) is disclosed to the Receiving Party by a third party who is not subject to any contractual, fiduciary or other legal confidentiality obligation in respect of such information; or (z) the Receiving Party becomes legally compelled to disclose such information, in which case the Receiving Party will provide to the Disclosing Party prompt prior written notice of such legal compulsion so that the Disclosing Party may seek a protective order or other appropriate protection.

4.2

Confidentiality Agreements. If requested by the Disclosing Party, the Receiving Party shall cause its Personnel providing Services hereunder to execute confidentiality and non- use agreements in favour of the Disclosing Party in form and substance acceptable to the Disclosing Party, acting reasonably.

4.3

Remedies. In addition to any other remedies that the Disclosing Party may possess, the Disclosing Party shall be entitled to seek injunctive or other equitable relief in the form of a preliminary and permanent injunction or other appropriate equitable remedies, in the event of an actual or threatened breach of these confidentiality and non-use obligations by the Receiving Party or its Personnel.

ARTICLE 5
INDEMNITY

5.1

Indemnification by NovaCopper. NovaCopper shall indemnify and hold NovaGold and its affiliates and their respective directors, officers, employees and agents harmless from and against all claims by a third party against them that arise out of or result from a claim by a third party regarding the provision or performance by NovaGold of any NovaGold Service hereunder, unless such claim arises out of the wilful misconduct or gross negligence of NovaGold or any of its directors, officers, employees and agents in connection with the performance of the NovaGold Service that is the subject of such claim.

5.2

Limitation of NovaCopper Damages. In the event NovaGold is found to be liable for any Losses suffered or incurred by NovaCopper or its Affiliates, NovaGold’s sole liability to NovaCopper or its Affiliates, as the case may be, at NovaCopper’s sole and absolute discretion, shall be either (a) to re-perform the NovaGold Services in question at no additional cost to NovaCopper or (b) to indemnify NovaCopper for any such Losses provided that the total liability of NovaGold shall not exceed (i) the amount paid by NovaCopper to NovaGold for NovaGold Services hereunder in the immediately preceding period of six months, in the event that NovaGold has provided NovaGold Services for a period of six months or longer, or (ii) the total amount paid by NovaCopper to NovaGold for NovaGold Services, in the event that NovaGold has provided NovaGold Services for a period of less than six months.

5.3

Indemnification by NovaGold. NovaGold shall indemnify and hold NovaCopper and its Affiliates and their respective directors, officers, employees and agents harmless from and against all claims by a third party against them that arise out of or result from a claim by a third party regarding the provision or performance by NovaCopper of any NovaCopper Service hereunder, unless such claim arises out of the wilful misconduct or gross negligence of NovaCopper or any of its directors, officers, employees and agents in connection with the performance of the NovaCopper Service that is the subject of such claim.

5.4

Limitation of NovaGold Damages. In the event NovaCopper is found to be liable for any Losses suffered or incurred by NovaGold or its Affiliates, NovaCopper’s sole liability to NovaGold or its Affiliates, as the case may be, at NovaGold’s sole and absolute discretion, shall be either (a) to re-perform the NovaCopper Services in question at no additional cost to NovaGold or (b) to indemnify NovaGold for any such Losses provided that the total liability of NovaCopper shall not exceed (i) the amount paid by NovaGold to NovaCopper for NovaCopper Services hereunder in the immediately preceding period of six months, in the event that NovaCopper has provided NovaCopper Services for a period of six months or longer, or (ii) the total amount paid by NovaGold to NovaCopper for NovaCopper Services, in the event that NovaCopper has provided NovaCopper Services for a period of less than six months.

ARTICLE 6
MISCELLANEOUS

6.1	Notices.

All notices, requests and other communications to any party hereunder shall be in writing and shall be delivered:

If to NovaGold:

NovaGold Resources Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C.
V6C 1S4
Attention:	President
Facsimile:	(604) 669-6272

If to NovaCopper:

NovaCopper Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C.
V6C 1S4
Attention:	President
Facsimile:	(604) 669-6272

or to such address or facsimile number as any party may, from time to time, designate in the manner set out above. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received on a Business Day in the place of receipt prior to 5:00 p.m. in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

6.2

Certain NovaGold Employees. Notwithstanding anything to the contrary in this Agreement, NovaGold and NovaCopper understand and acknowledge that in addition to any Services provided by Messrs. Rimelman and Stammers as employees of NovaGold to NovaCopper under the Services Agreement, Messrs. Rimelman and Stammers have agreed to provide and will be providing Services directly to NovaCopper as directed by NovaCopper. Messrs. Rimelman and Stammers and any other NovaGold employees similarly designated by NovaGold and NovaCopper in the future, shall receive from NovaCopper stock options or other equity based compensation for such Services.

6.3

Further Assurances. Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before to carry out the full intent and meaning of this Agreement.

6.4	Survival. The Parties agree that the rights and obligations of the parties under Articles 4 and 5 hereunder shall survive termination of this Agreement for two years.

6.5

Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia, including the federal laws of Canada applicable therein. All disputes and claims arising out of, or in any way connected with, this Agreement shall be referred to the Courts of the Province of British Columbia and each of the parties hereby attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia.

6.6

Entire Agreement. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral.

6.7	Amendment. This Agreement may only be amended or modified by an instrument in writing signed by authorized representatives of each of NovaGold and NovaCopper.

6.8

Assignment. Neither this Agreement nor any portion hereof may be assigned by either Party hereto without the express written consent of the other Party. Subject to the foregoing sentence, this Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and assigns.

6.9

No Third Party Beneficiary. This Agreement, the Services provided pursuant to this Agreement and the rights and obligations created by this Agreement inure solely to the benefit of NovaGold and NovaCopper and their respective, duly authorized successors and assigns. This Agreement does not create any rights or benefits in any third party except for (i) the NovaGold Indemnified Parties, it being acknowledged that NovaGold is acting on behalf of the NovaGold Indemnified Parties that are not parties to this Agreement in connection with the indemnity provided by NovaCopper in Section 5.1; and, (i) the NovaCopper Indemnified Parties, it being acknowledged that NovaCopper is acting on behalf of the NovaCopper Indemnified Parties that are not parties to this Agreement in connection with the indemnity provided by NovaGold in Section 5.3.

6.10

Force Majeure. NovaGold shall not be liable for any delay in performance, or nonperformance, caused by circumstances beyond NovaGold’s reasonable control, including but not limited to acts of God, fire, accident, flood, explosion, war, hurricanes, tornadoes, riots, government action or inaction or request of governmental authority, including any law, decree, order or regulation of any governmental agency or authority, whether federal, state or local, strike, collective bargaining obligations, labor dispute or shortage, injunction or inability to obtain or shortage of fuel, utilities, equipment, transportation or materials, or accident to or malfunction or breakage of machinery, equipment or apparatus. If NovaGold claims an excuse for delay in performance, or nonperformance, then NovaGold must give NovaCopper prompt written notice of the beginning and end of any period of force majeure and state the cause thereof. NovaGold shall take reasonable steps to attempt to resolve the cause for any such delay or performance or nonperformance.

6.11

Waiver of Breach. The failure at any time of any Party hereto to require performance by the other Party of any responsibility or obligation provided for or contemplated in this Agreement shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by any Party of a breach of any provision of this Agreement by the other Party constitute a waiver of any succeeding breach of the same, any other provision or any responsibility or obligation provided for or contemplated in this Agreement.

6.12

Severability. If any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired; provided, however, that in such case the Parties hereto agree to use their respective best efforts to achieve the purpose of the invalid provision by a new legally valid stipulation.

IN WITNESS WHEREOF, the Parties have entered into this Agreement effective as of the date first set forth above.

NOVAGOLD RESOURCES INC.

By:      /s/ Elaine Sanders
Name: Elaine Sanders
Title:   Vice President and Chief Financial Officer

NOVACOPPER INC.

By:      /s/ Rick Van Nieuwenhuyse
Name: Rick Van Nieuwenhuyse
Title:   President and Chief Executive Officer